Charles E. Smith

Certified Public Accountant

709-B West Rusk

Suite 580

Rockwall, Texas 75087

TELEPHONE (214) 212-2307

December 1, 2004

Mr. Mark Wells

Mentor Promotions, Inc.

450 East Highway 67

Duncanville, Texas 75137

RE:

Mentor Promotions, Inc.

Form SB-1/A

Dear Mr. Wells:

This letter shall serve to evidence my consent to being named in the Prospectus for the referenced Corporation=s captioned registration statement as the certified public accountant for the Corporation in connection with the offering described therein. This letter shall also serve as my consent to the inclusion of my opinion on the financial statements of the Corporation as of December 31, 2002, as a part of that registration statement and to my being named in the >Experts= section of the registration statement as an expert in accounting and auditing.

Please advise me if I may be of any further service in this respect.

Sincerely yours,

/s/  Charles E. Smith

Charles E. Smith